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M-real Corporation Stock Exchange Bulletin 30.1.2007

THOMSON FINANCIAL
RECEIVED

M-REAL SELLS 9% OF METSÄ-BOTNIA'S SHARES TO METSÄLIITTO FOR EUR 240 MILLION, AND REJECTS UPM-KYMMENE'S OFFER FOR METSÄ-BOTNIA SHARES

M-real will book a gain of approximately EUR 135 million from the sale

SUPPL

On the basis of a proposal by a committee of the members of the board who are independent of parent company Metsäliitto, the Board of Directors of Metsäliitto Group subsidiary M-real Corporation has decided today to sell 9% of Metsä-Botnia's shares to Metsäliitto, and to reject UPM-Kymmene's EUR 500 million offer to buy 15% of Metsä-Botnia's shares. Metsäliitto is paying EUR 240 million in cash for the shares, and M-real will book a capital gain of approximately EUR 135 million from the transaction.

"The sale of Metsä-Botnia shares to Metsäliitto is part of M-real's restructuring programme that was announced on 18 October 2006. The transaction will enable us to proceed swiftly with the restructuring programme. The other options could have significantly delayed the programme because of the competition authorities' approvals and contractual negotiations. The sale will significantly strengthen M-real's balance sheet and financial position. It will have a positive impact of about 20 percentage points on M-real's gearing," says Mikko Helander, CEO of M-real.

On 9.11.2006 UPM-Kymmene, too, announced an offer to buy Metsä-Botnia shares owned by M-real. The UPM offer concerned 15% of the shares of Metsäliitto Group subsidiary Metsä-Botnia and included a premium for control, because acceptance of the offer would have given control of Metsä-Botnia to UPM.

The committee of members of M-real's Board of Directors who are independent of the parent company Metsäliitto evaluated the offers and considered that it is in the interest of the company and all its shareholders to accept the offer from Metsäliitto. M-real's Board of Directors based its decision on the committee's proposal.

"It was difficult to compare the offers on the same basis, because the offers concerned different numbers of Metsä-Botnia shares and UPM's offer involved a premium for control. From M-real's point of view, approval of UPM's offer would have resulted in significant operational and strategic problems and uncertainty factors. The transfer of control to a competitor would have led to a problematic situation, particularly with regard to M-real's mills in Kaskinen, Kemi, Joutseno and Äänekoski, as these mills are integrated with Metsä-Botnia's production plants", says Kim Gran, President and CEO of Nokian Tyres, who chaired the independent committee.

"UPM's offer involved considerable legal uncertainties as well - particularly from the point of view of competition law. Correspondence with UPM also shows that approval of their offer would have required changing the agreements that guide Metsä-Botnia's operations, and this was not possible. In addition, the sale that UPM-Kymmene proposed would not have been in accordance with M-real's strategic interests", Kim Gran explains.

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RECEIVED

The Board's decision to sell 9% of Metsä-Botnia's shares at a price of EUR 240 million is supported by a fairness opinion from the JPMorgan investment bank, according to which the price paid to M-real is fair financially to the shareholders of M-real. JPMorgan's sole role was to conduct the valuation of Metsä-Botnia and to provide a fairness opinion relating to the sale that has now been finalised. Roschier Attorneys Ltd acted as the committee's legal adviser.

M-REAL CORPORATION

More information:

Mikko Helander, CEO, M-real, tel. +358 10 469 4300

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